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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                               SCHEDULE 13E-3
                      RULE 13e-3 TRANSACTION STATEMENT
                                   UNDER
            SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)
                              ---------------

                      IMPAC COMMERCIAL HOLDINGS, INC.
                            (NAME OF THE ISSUER)

                      IMPAC COMMERCIAL HOLDINGS, INC.
                    (NAME OF PERSON(S) FILING STATEMENT)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                                45254R 10 8
                   (CUSIP NUMBER OF CLASS OF SECURITIES)
                              ---------------

                             RANDAL A. NARDONE
                      IMPAC COMMERCIAL HOLDINGS, INC.
                          C/O FIC MANAGEMENT INC.
                        1301 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                              ---------------

                                  COPY TO:

                          J. GREGORY MILMOE, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             FOUR TIMES SQUARE
                          NEW YORK, NEW YORK 10036
                         TELEPHONE: (212) 735-3000
                         TELECOPIER: (212) 735-2000

This statement is filed in connection with (check the appropriate box):

a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.  |_| The filing of a registration statement under the Securities Act of 1933.

c.  |X| A tender offer.

d.  |_| None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|



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                                INTRODUCTION

    This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule l3E-3 filed October 13, 2000 by Impac Commercial Holdings, Inc., a Maryland corporation (the "Company" or "Impac"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the tender offer by Fortress Impac Acquisition Corp., a Maryland corporation and a wholly owned subsidiary of Fortress Investment Corp., a Maryland corporation, to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company for $7.55 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 13, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"). In response to the Offer, the Company filed a Solicitation/Recommendation Statement on
Schedule 14D-9, dated October 13, 2000 (the "Schedule 14D-9" ). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Offer to Purchase.


ITEM 16.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(l) Offer to Purchase, dated October 13, 2000 (incorporated herein by reference to Exhibit (a)(1) to the Schedule TO).*

(a)(2) Reference is made to the Schedule 14D-9 filed by Impac Commercial Holdings, Inc. on October 13, 2000, to the extent incorporated by reference in the Offer to Purchase.*

(a)(3) Materials presented by Bear Stearns to the Independent Committee on October 5, 2000, as described in the Schedule 14D-9.


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*   Previously filed.



                                 SIGNATURE

    After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                      IMPAC COMMERCIAL HOLDINGS, INC.

                                      By: /s/ RANDAL A. NARDONE
                                      ---------------------------------------
                                          Name:  Randal A. Nardone
                                          Title: Secretary and Chief
                                                 Operating Officer

Dated: October 27, 2000


                               EXHIBIT INDEX


EXHIBIT
  NO.

(a)(l) Offer to Purchase, dated October 13, 2000 (incorporated herein by reference to Exhibit (a)(1) to the Schedule TO).*

(a)(2) Reference is made to the Schedule 14D-9 filed by Impac Commercial Holdings, Inc. on October 13, 2000, to the extent incorporated by reference in the Offer to Purchase.*

(a)(3) Materials presented by Bear Stearns to the Independent Committee on October 5, 2000, as described in the Schedule 14D-9.


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*   Previously filed.